

April 22, 2024

Jeremy Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, WI 53562

       Re: Spectrum Brands Holdings, Inc.
           Form 10-K for Fiscal Year Ended September 30, 2023
           Response dated March 29, 2024
           File No. 001-04219

Dear Jeremy Smeltser:

We have reviewed your March 29, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 15, 2024 letter.

Form 10-K for Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measurements, page 34

1. Refer to your response to prior comment 2 as it relates to the adjustments for the HPC brand portfolio transitions. We note from your response that the compensation costs for retained personnel appear to relate to your historical operations as they were incurred to facilitate a transition of an entire portfolio of branded products away from an expiring licensed brand to a newly acquired brand portfolio. As such, these costs do not appear to be outside of the company's normal operations and excluding them from your non-GAAP measure would not be consistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please provide us with a detailed description of these costs, including a clear understanding of the unprecedented facts and circumstances to which you refer in your

response. Explain to us clearly why you believe the adjustments comply with the stated guidance.

2. Refer to your response to prior comment 2 as it relates to the adjustments for other project costs. Although you indicate in your response that your other projects costs relate to discrete events and projects, it appears that you have similar events and projects in multiple periods. As such, these costs do not appear to be outside of the company's normal operations and excluding them from your non-GAAP measure is not consistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please provide us with a detailed description of these costs and explain to us clearly why you believe the adjustments comply with the stated guidance.

3. Refer to your response to prior comment 2 as it relates to the adjustments for unallocated shared costs. You indicate that the adjustments reflect the indirect costs incurred to support the HHI segment at the time it was directly owned and operated by the company prior to its disposition, and that under U.S. GAAP, only direct costs associated with the disposed business can be accounted for as discontinued operations. Please explain to us in greater detail why these unallocated shared costs would not represent normal, recurring, cash operating expenses necessary to operate your business, and why adjusting for such costs in your non-GAAP measures would not be inconsistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

4. Refer to your response to prior comment 2 as it relates to the adjustments for legal and environmental costs. Please describe to us in detail the events and circumstances that led to the legal and environmental costs reflected in the adjustments. Specifically explain how you concluded that these were significant and unusual non-recurring matters that have no previous historical context or precedent with your operations, revenue generating activities, business strategy, industry, and regulatory environment. Explain to us in sufficient detail why adjusting for these costs is consistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

5. Refer to your response to prior comment 2 as it relates to the adjustments for HPC product disposal. Given the nature of the company's business, please explain to us why the inventory cost and disposition costs to eliminate excess inventory would not be considered normal operating expenses, and why adjusting for these costs when calculating your non-GAAP measure is consistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

6. Refer to your response to prior comment 2 as it relates to the adjustments for HPC product recall. Please describe to us in greater detail the products recalled, the circumstances leading to that recall, and quantify the category of costs (e.g., cash reimbursements,

inventory replacement and disposition, third-party legal and consultation costs, etc.) recorded in each reported period. Elaborate on how the activities and actions were event driven and specific to responses required by the CPSC, and not reflective of pervasive matters that were previously existing. Given the nature of your operations, tell us in greater detail why these HPC product recall costs would not represent normal operating expenses of your business, and why adjusting for such costs in your non-GAAP measures would not be inconsistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Please contact Dale Welcome at 202-551-3865 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing